

Mail Stop 3233

July 12, 2016

Via E-mail
Mark Ordan
Chief Executive Officer
HCP SpinCo, Inc.
1920 Main Street, Suite 1200
Irvine, California 92614

>   **Re: HCP SpinCo, Inc.**
>   **Form 10-12B**
>   **Filed June 17, 2016**
>   **File No. 001-37805**

Dear Mr. Ordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10

General

1.   Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible. In addition, please tell us whether you will not be in a position to file executed versions of any of the "Form of" agreements listed in the Exhibit Index prior to effectiveness. For example, please tell us whether the Separation and Distribution Agreement will be executed before this filing becomes effective and, if so, if you intend to file the executed Agreement as an exhibit.

2.   We note your disclosure in the information statement that no vote of HCP's stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

3.   We note your disclosure that you plan to complete one or more financing transactions in connection with the spin-off, and that you expect to contribute some of the proceeds from your borrowings to HCP, Inc. Please provide us supplementally with your analysis of the impact these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

4.   It appears that HCR ManorCare is a significant lessee of properties under a long-term triple-net lease. Please tell us how you determined it was not necessary to provide audited financial statements of HCR ManorCare.

Exhibit Index

5.   We note the Purchase Agreement, dated as of December 13, 2010 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

Exhibit 99.1

Summary, page 1

6.   In order for investors to better understand the changes in your organizational structure as a result of the reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off in your Summary section.

7.   We note your risk factor disclosure on page 24 that as part of the fourth quarter 2015 review process, HCP assessed the collectability of all contractual rent payments under the Master Lease and determined that the timing and amounts owed under the HCRMC DFL investments were no longer reasonably assured and assigned an internal rating of "Watch List" as of December 31, 2015. We further note your disclosure that HCP recorded an allowance for DFL losses of $817 million. Please expand your disclosure to clarify what comprises the HCRMC DFL investments and revise to include related disclosure in your Summary section. Please also revise to disclose how you will monitor tenant credit quality.

Strengths, page 6

8.   You state that while SpinCo intends to be a REIT, it will have the flexibility to change its business model and/or corporate structure to suit the optimal long-term solution for the HCRMC Properties. Please disclose if shareholder approval would be required if SpinCo opts to change its corporate structure in the future, electing to no longer be a REIT.

Financing, page 8

9. We note your disclosure that proceeds from your borrowings will be transferred to HCP, Inc., together with your common stock, and will be used to fund the repayment of a portion of HCP, Inc.'s outstanding debt. Please revise to disclose the amount of the portion of HCP's indebtedness that will be paid off as a result of this transfer, or tell us why you do not believe such disclosure is material.

10. Please revise your disclosure under this heading to provide the total amount of anticipated indebtedness after the spin-off transaction has been completed. Please confirm that you plan to revise to disclose the material terms of your financing arrangements, including interest rate, maturity date, and financial covenants.

Our Tax Status, page 9

11. We note your disclosure that you expect to receive an opinion from counsel that you have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code. Please tell us whether you anticipate being in a position to receive such opinion before this filing becomes effective and, if so, if you intend to file the opinion as an exhibit.

Questions and Answers about SpinCo and the Spin-Off, page 12

12. Please include a separate "Q&A" disclosing the estimated total value of the spin-off consideration that you will contribute to HCP, Inc.

The Spin-Off, page 49

Overview of the Spin-Off, page 49

13. We note your disclosure that HCP Inc. will accomplish the separation by transferring to certain of SpinCo's subsidiaries the equity of entities that hold lessor's interest in the Properties (including the right to receive payment of the Deferred Rent Obligation), as well as HCP's approximately 9% equity interest in HCRMC. Please revise to more specifically describe all the assets, liabilities and obligations that will transfer to SpinCo's subsidiaries, including clarifying those assets, liabilities and obligations related to the business that will not transfer to you, as applicable.

Manner of Effecting the Spin-Off, page 50

14.	We note your disclosure that the general terms and conditions relating to the spin-off will be set forth in the Separation and Distribution Agreement between you and HCP, Inc. Please revise your disclosure in this section to more fully discuss and quantify the anticipated costs in connection with the spin-off. Please also describe how these costs will be allocated.

Conditions to the Spin-Off, page 59

15.	We note that one of the conditions to the spin-off is that the HCP, Inc. shall have received such solvency opinions as it shall deem necessary, appropriate or advisable in connection with the consummation of the spin-off. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Non-GAAP Financial Measures, page 83

16.	Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined to adjust for taxes associated with a real estate disposition as part of NAREIT FFO.

Deferred Rent Obligation, page 87

17.	We note your disclosure that the Tranche A deferred rent obligation of $275 million was paid in full in March 2016. We further note your disclosure regarding the Tranche B deferred rent obligation of $250 million. Please revise to disclose the amount of the Tranche B deferred rent obligation that is outstanding at present.

Capital Expenditures, page 88

18.	We note your disclosure that you are required, under the terms of the Amended Master Lease, to provide HCR III an amount to fund Capital Additions Costs, with such amount not to exceed $100 million in the aggregate. Please disclose the amount of Capital Additions Costs that have been provided to HCR III to date under the terms of the Amended Master Lease.

Business and Properties, page 95

19.   We note your disclosure throughout Exhibit 99.1 that the HCRMC Properties include 17 non-strategic properties that are in the process of being divested, which is expected to be completed by the end of 2016. Please revise your disclosure to clarify where the 17 properties are in the process of being divested, including by clarifying whether any contracts have been entered into with respect to the sale of these 17 properties. Please also revise to clarify whether HCP SpinCo will receive the proceeds from the sale of these properties.

Management, page 113

20.   We note your disclosure that Mr. Ordan is the Chief Executive Officer of HCP SpinCo and that following the spin-off SpinCo will be led by a dedicated management team. We also note your disclosure on page 2 that Mr. Ordan is currently a consultant to HCP Inc. Please tell us whether any of your key employees will continue to hold positions with HCP Inc. upon consummation of the spin-off.

Executive Officer Compensation, page 117

21.   We note your statement that none of your named executive officers was employed or otherwise engaged by HCP in 2015 or prior years and did not receive any compensation from HCP in 2015. Disclosure on page 2 indicates that Mr. Ordan is "currently a consultant to HCP."   Please revise to clarify when HCP engaged Mr. Ordan as a consultant.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

                                    Sincerely,

                                      /s/ Kim McManus

                                      Kim McManus
                                      Senior Counsel
                                      Office of Real Estate and
                                      Commodities

cc: Joseph A. Coco
         Skadden, Arps, Slate, Meagher & Flom LLP
         Via E-mail